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                                                                       EXHIBIT L

     EMPLOYMENT AGREEMENT, dated as of April 1, 1996, between Innotech, Inc., a corporation organized under the laws of the State of Delaware ("Employer"), and Jo Ann Swasey ("Executive").

     WHEREAS, Executive desires to provide services to Employer and Employer desires to retain the services of Executive;

     WHEREAS, Employer and Executive desire to formalize the terms and conditions of Executive's employment with Employer.

     NOW, THEREFORE, Employer and Executive hereby agree as follows:

        1.  Employment.

             1.1. General. Employer hereby employs Executive in the capacity of Treasurer and Controller hereby accepts such employment, upon the terms and subject to the conditions herein contained.

             1.2. Duties. During the Executive's employment with Employer, Executive will report directly to the Chief Operating Officer, will be responsible for performing those duties consistent with the position of treasurer and controller and for performing such other duties as may from time to time be assigned to or requested of Executive by Employer's Chief Operating Officer, President or Chairman of the Board and/or the Board of Directors (the "Board"). Executive shall use her reasonable efforts to perform faithfully and effectively such responsibilities. Executive shall conduct all of her activities in a manner so as to maintain and promote the business and reputation of the Employer.

             1.3. Full-Time Position. Executive, during her employment with Employer, will devote all of her business time, attention and skills to the business and affairs of Employer.

             1.4. Location of Employment. Executive's place of employment during her employment with Employer shall be in Roanoke, Virginia. Notwithstanding anything to the contrary in this Agreement, in the event Employer requires Executive to relocate to a location outside of the metropolitan Roanoke area and Executive fails to so relocate, such failure shall not be deemed to be grounds for termination for "Cause" (as defined in Section 3.2.3. hereof).

          2.  Compensation and Benefits.

             2.1. Salary. Employer will pay to Executive, and Executive will accept, as full compensation for any and all services rendered and to be rendered by her to Employer in all capacities during the term of her employment under this Agreement, (i) a base salary at the annual rate of $78,000 or at such rate as the Board, in its sole discretion, may hereafter from time to time grant to Executive ("Base Salary"), payable in accordance with the regular payroll practices of Employer, and (ii) the additional benefits hereinafter set forth in this Section 2.

             2.2. Additional Compensation. Executive shall be entitled to participate in the Employer's Management Incentive Compensation Plan ("MICP") commencing on the date hereof and shall be entitled to any awards granted pursuant to the terms thereof as determined by the Board.

             2.3.  Executive Benefits.

                2.3.1. Expenses. Employer will reimburse Executive for expenses she reasonably incurs in connection with the performance of her duties (including business travel and entertainment expenses), all in accordance with Employer's policies with respect thereto.

                2.3.2. Employer Plans. Executive will be entitled to participate in such executive benefit plans and programs as Employer may from time to time offer or provide to executives of Employer, including, but not limited to, participation in life insurance, health and accident and medical plans and programs.
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                2.3.3.  Vacation.  Executive shall be eligible for paid vacation leave, accruing one day of leave for each 5.2 weeks of employment, or 10 days of paid leave per year. Executive shall be able to accrue vacation days from year to year in accordance with Employer's published vacation policies. Such vacation time shall be at such times as shall be approved by the Chief Operating Officer, President or Chairman of Employer.

          3.  Termination of Employment.

             3.1. Termination. Executive's employment by Employer pursuant to this Agreement shall commence on the date hereof and will continue until the first anniversary of the date of this Agreement. Thereafter, it will continue for successive one-year periods commencing on April 1 of each subsequent year; provided, however, that either party may elect to terminate this Agreement as of March 31, 1997, or as of any subsequent March 31, by written notice to such effect delivered to the other party at least 90 days prior to such termination date. Upon termination of Executive's employment with Employer pursuant to Sections 3.2.2 through
        3.2.6 hereof, inclusive, Executive will be released from any duties and obligations hereunder (except those duties and obligations set forth in Sections 4, 5.11, 5.12 and 5.13 hereof), and the obligations of Employer to Executive will be as set forth in Section 3.3 hereof.

             3.2. Events of Termination. Executive's employment with Employer will terminate upon the occurrence of any one or more of the following events:

                3.2.1. Death. In the event of the Executive's death, Executive's employment will terminate on the date of death.

                3.2.2. Disability. In the event of Executive's Disability (as hereinafter defined), Employer will have the option to terminate Executive's employment by giving a notice of termination to Executive. The notice of termination shall specify the date of termination, which date shall not be earlier than thirty (30) days after the notice of termination is given. For purposes of this Agreement, "Disability" means the inability of Executive to substantially perform her duties hereunder for 90 days out of 180 consecutive days as a result of a physical or mental illness, all as determined in good faith by the Board.

                3.2.3. Termination by Employer for Cause. Employer may, at its option, terminate Executive's employment for "Cause" based on objective factors determined in good faith by a majority of the Board by giving a notice of termination to Executive specifying the reasons for termination, and if Executive shall fail to cure same within ten
           (10) days of her receiving the notice of termination, her Employment shall terminate at the end of such ten (10) day period; provided, that in the event the Board in good faith determines that the underlying reasons giving rise to such determination cannot be cured, then said cure period shall not apply and Executive's employment shall terminate on the date of Executive's receipt of the notice of termination. "Cause" shall mean (i) Executive's conviction of, guilty plea to, or confession of guilt of, a felony, (ii) dishonest or illegal conduct or misconduct or malfeasance by Executive in the performance of services for or on behalf of the Employer, or other conduct detrimental to the business, operations or reputation of the Employer, regardless of whether such conduct is within the scope of Executive's duties, (iii) failure by Executive to perform her duties, as assigned to her by the Chief Executive Officer, President, Chairman or the Board from time to time, (iv) violation by Executive of the covenants set forth in this Agreement, (v) the filing by or against Executive of any bankruptcy, insolvency or reorganization proceeding and (vi) except as may be permitted herein, disclosure of Confidential Information (as defined in Section 4.1 hereof) without the prior written consent of Employer.

                3.2.4. Without Cause By Employer. Employer may, at its option, terminate the Executive's employment for any reason whatsoever (other than for the reasons set forth above in this Section 3.2) by giving a notice of termination to Executive, and Executive's employment shall terminate on the later of the date the notice of termination is given or the date set forth in such notice of termination.

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                3.2.5.  Employer's Material Breach.  Executive may, at her
           option, terminate the Executive's employment upon Employer's material breach of this Agreement by giving Employer written notice of such breach (which notice will identify the manner in which Employer has materially breached this Agreement) and if such breach is not cured within thirty (30) days of Employer receiving such written notice, the Executive's employment shall terminate at the end of such thirty
           (30) day period. Employer's "Material Breach" of this Agreement shall mean (i) the failure of Employer to pay Base Salary or additional compensation hereunder in accordance with this Agreement or (ii) the assignment to Executive without Executive's consent of duties substantially inconsistent with her duties as set forth in Section
           1.2 hereof. Notwithstanding the foregoing, Employer shall have the right to remove Executive's title and duties as Treasurer of the Corporation, and such change shall not be deemed to be a material breach by Employer of this Agreement. Employer shall not be entitled to the payments provided in Section 3.3.2 hereof solely as a result of such change in title and duties.

                3.2.6. Without Cause By Executive. Executive may terminate the Executive's employment for any reason whatsoever by giving a notice of termination to Employer. The Executive's employment shall terminate on the earlier of (i) the date, following the date of the notice of termination, upon which a suitable replacement for Executive is found by Employer, or (ii) 5 days after the date of receipt by Employer of the notice of termination.

             3.3. Certain Obligations of Employer Following Termination of the Executive's Employment. Following the termination of Executive's employment under the circumstances described below, Employer will pay to Executive in accordance with its regular payroll practices the following compensation and provide the following benefits in full satisfaction and final settlement of any and all claims and demands that Executive now has or hereafter may have hereunder a gainst Employer:

                3.3.1. Death; Disability. In the event that Executive's employment is terminated by reason of Executive's death or Disability, Executive or her estate, as the case may be, shall be entitled to the following payments:

                    (i) Base Salary through the date the Executive's employment is terminated; and

                    (ii) Employer shall pay to Executive or her estate, as the case may be, the amounts and shall provide all benefits generally available under the employee benefit plans, and the policies and practices of Employer, determined in accordance with the applicable terms and provisions of such plans, policies and practices, in each case, as accrued to the date of termination or otherwise payable as a consequence of Executive's death or Disability.

                3.3.2.  Without Cause by Employer; Material Breach by
           Employer. In the event that the Executive's employment is terminated by Employer pursuant to Section 3.2.4 hereof or by Executive pursuant to Section 3.2.5 hereof, Executive shall be entitled to the following payments:

                    (i) Base Salary through the date the Executive's employment is terminated; and

                    (ii) a pro-rata portion of any amounts Executive would be
               entitled to under the MICP, if any, accrued on or prior to date Executive's employment is terminated for any reason hereunder.

                    (iii) continuing payments of Base Salary, payable in
               accordance with the regular payroll practices of Employer, for six (6) months following the date of termination of Executive's employment.

                3.3.3. Termination by Executive Without Cause or by Employer for Cause. In the event the Executive's employment is terminated by Executive pursuant to Section 3.2.6 hereof or by Employer pursuant to
           Section 3.2.3 hereof, Executive shall be entitled to no further compensation or other benefits under this Agreement except as to that portion of any unpaid Base Salary and other benefits accrued and earned by her hereunder up to and including the effective date of

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           such termination. In addition, Executive shall be entitled to receive any additional compensation earned but not yet paid with respect only to any calendar year prior to the calendar year of termination.

             3.4. Nature of Payments. All amounts to be paid by Employer to Executive pursuant to this Section 3 are considered by the parties to be severance payments. In the event such payments are treated as damages, it is expressly acknowledged by the parties that damages to Executive for termination of employment would be difficult to ascertain and the above amounts are reasonable estimates thereof.

          4.  Confidentiality; Nonsolicitation; Non-Compete.

             4.1. Confidential Information Defined. "Confidential Information" means any and all information (oral or written) relating to Employer or any person controlling, controlled by, or under common control with Employer or any of their respective activities, including, but not limited to, information relating to: discoveries, innovations, chemistry, patents, patent applications, know how, secret processes, research, test procedures and results, machinery and equipment; manufacturing processes; financial information; products; identity and description of materials and services used; purchasing; costs; pricing; customers and prospects; advertising, promotion and marketing; trademarks and trademark registrations; copyrights and copyright registrations; and information pertaining to any governmental investigation, except such information which can be shown by Executive to be generally in the public domain (such information not being deemed to be in the public domain merely because it is embraced by more general information which is in the public domain), other than as a result of a breach of the provisions of Section 4.2 hereof.

             4.2. Nondisclosure of Confidential Information. Executive will not, at any time (other than as may be required or appropriate in connection with the performance by her of her duties hereunder) directly or indirectly, use, communicate, disclose or disseminate any Confidential Information in any manner whatsoever (except as may be required under legal process by subpoena or other court order; provided, that, Executive will take reasonable steps to give Employer sufficient prior written notice in order to contest such requirement or order).

             4.3. Certain Activities. Executive will not while employed by Employer and thereafter, directly or indirectly, hire, offer to hire, entice away or in any other manner persuade or attempt to persuade any officer, employee, agent, lessor, lessee, licensor, licensee, customer, prospective customer, supplier or shareholder or prospective shareholder of Employer to discontinue or alter her or its relationship with Employer.

             4.4. Covenant Not to Compete. During the Executive's employment and for a period of two (2) years after the termination of Executive's employment, Executive will not directly or indirectly engage in competition with Employer by being associated with any competitor of Employer that sells or offers to sell any products or services which compete with the products or services offered or sold by Employer or being developed by Employer for sale at the time of termination of the Executive, or induce or attempt to induce, directly or indirectly, any then current or potential customer of Employer to cease doing business, in whole or in part, with Employer or solicit business of any such customer for any products or services of any competitor of Employer which compete with the products or services offered or sold by Employer or being developed by Employer for sale at the time of termination of the Executive. Notwithstanding the foregoing, in the event Executive's employment is terminated by Employer without Cause or due to Employer's Material Breach of this Agreement, this Section 4.4 shall only apply to the products or services offered or sold by Employer that relate to its SurfaceCasting technology.

             4.5.  Injunctive Relief.  Executive acknowledges and agrees that
        (a) Employer will be irreparably injured in the event of a breach by Executive of any of her obligations under this Section 4; (b) monetary damages will not be an adequate remedy for any such breach; (c) Employer will be entitled to injunctive relief, in addition to any other remedy which it may have, in the event of any

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        such breach, including, but not limited to, termination of the
        Executive's employment for Cause; and (d) the existence of any claims which Executive may have against Employer, whether under this Agreement or otherwise, will not be a defense to the enforcement by Employer of any of its rights under this Section 4.

             4.6. Nonexclusivity and Survival. The covenants and obligations of Executive contained in this Section 4 are in addition to, and not in lieu of, any covenants and obligations which Executive may have with respect to the subject matter hereof, whether by contract, as a matter of law or otherwise, and such covenants and obligations, and their enforceability, will survive any termination of Executive's employment by either party and any investigation made with respect to the breach thereof by Employer at any time.

          5.  Miscellaneous Provisions.

             5.1. Severability. If in any jurisdiction any term or provision hereof is determined to be invalid or unenforceable, (a) the remaining terms and provisions hereof shall be unimpaired, (b) any such invalidity or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction, and (c) the invalid or unenforceable term or provision shall, for purposes of such jurisdiction, be deemed replaced by a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision.

             5.2. Execution in Counterparts. This Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which shall be deemed to be an original but all of which taken together shall constitute one and the same agreement (and all signatures need not appear on any one counterpart), and this Agreement shall become effective when one or more counterparts has been signed by each of the parties hereto and delivered to each of the other parties hereto.

             5.3. Notices. All notices, requests, demands and other communications hereunder shall be in writing and shall be deemed duly given when delivered by hand, or when delivered if mailed by registered or certified mail or private courier service, postage prepaid, return receipt requested or via facsimile (with written confirmation of receipt) as follows:

               If to Employer, to:

                   Innotech, Inc.
                   5568 Airport Road
                   Roanoke, VA 24012
                   Attention: Dr. Ronald Blum, Chairman
                   Telefax No.: (703) 366-5177

               Copy to:

                   Joel D. Zychick, Esq.
                   c/o Hertzog, Calamari & Gleason
                   100 Park Avenue
                   New York, NY 10017
                   Telefax No.: (212) 213-1199

               If to Executive, to:

                   Ms. Jo Ann Swasey
                   Route 1, Box 18
                   Hardy, VA 24101

           or to such other address(es) as a party hereto shall have designated by like notice to the other parties hereto.

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             5.4.  Amendment.  No provision of this Agreement may be modified, amended, waived or discharged in any manner except by a written instrument executed by Employer and Executive.

             5.5. Entire Agreement. This Agreement constitutes the entire agreement of the parties hereto with respect to the subject matter hereof, and supersedes all prior agreements and understandings of the parties hereto, oral or written, with respect to the subject matter hereof.

             5.6. Applicable Law. This Agreement shall be governed by and construed in accordance with the laws of the Commonwealth of Virginia applicable to contracts made and to be wholly performed therein without regard to its conflicts or choice of law provisions.

             5.7. Headings. The headings contained herein are for the sole purpose of convenience of reference, and shall not in any way limit or affect the meaning or interpretation of any of the terms or provisions of this Agreement.

             5.8. Binding Effect; Successors and Assigns. Executive may not delegate her duties or assign her rights hereunder. This Agreement will inure to the benefit of, and be binding upon, the parties hereto and their respective heirs, legal representatives, successors and permitted assigns.

             5.9. Waiver, etc. The failure of either of the parties hereto to at any time enforce any of the provisions of this Agreement shall not be deemed or construed to be a waiver of any such provision, nor to in any way affect the validity of this Agreement or any provision hereof or the right of either of the parties hereto to thereafter enforce each and every provision of this Agreement. No waiver of any breach of any of the provisions of this Agreement shall be effective unless set forth in a written instrument executed by the party against whom or which enforcement of such waiver is sought, and no waiver of any such breach shall be construed or deemed to be a waiver of any other or subsequent breach.

             5.10. Capacity, etc. Executive and Employer hereby represent and warrant to the other that: (a) she or it has full power, authority and capacity to execute and deliver this Agreement, and to perform her or its obligations hereunder; (b) such execution, delivery and performance will not (and with the giving of notice or lapse of time or both would not) result in the breach of any agreements or other obligations to which she or it is a party or she or it is otherwise bound; and (c) this Agreement is her or its valid and binding obligation in accordance with its terms.

             5.11. Enforcement. If any party institutes legal action to enforce or interpret the terms and conditions of this Agreement, the prevailing party shall be awarded reasonable attorneys' fees at all trial and appellate levels, and the expenses and costs incurred by such prevailing party in connection therewith. Venue for any such action shall exclusively be Roanoke, Virginia.

           5.12.  Arbitration.

                (i) Any dispute under Section 3 hereof, including but not limited to the determination by the Board of a termination for Cause pursuant to Section 3.2.3 hereof or in respect of the breach thereof will be settled by arbitration in Roanoke, Virginia. The arbitration will be accomplished in the following manner. Either party may serve upon the other party written demand that the dispute, specifying the nature thereof, shall be submitted to arbitration. Within ten (10) days after the service of such demand, each of the parties will designate an arbitrator and serve written notice of such appointment upon the other party. If either party fails within the specified time to appoint such arbitrator, the other party will be entitled to appoint both arbitrators. The two (2) arbitrators so appointed will appoint a third arbitrator.

                (ii) The decision of the arbitrators will be final and binding upon the parties. The arbitration will be conducted, to the extent consistent with this Section 5.12, in accordance with the then prevailing rules of commercial arbitration of the American Arbitration Association or its successor.

             5.13. Continuing Effect. Where the context of this Agreement requires, the respective rights and obligations of the parties shall survive any termination or expiration of the term of this Agreement.

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     WITNESS WHEREOF, this Agreement has been executed and delivered by the parties hereto as of the date first above written.

                                          INNOTECH, INC.

                                          By:  /s/  Ronald D. Blum
                                            ------------------------------------
                                            Ronald D. Blum
                                            Chairman and Chief
                                            Executive Officer

                                                     /s/  Jo Ann Swasey
                                            ------------------------------------
                                                       JO ANN SWASEY

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